UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number 1-15242

Deutsche Bank Corporation
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12

60325 Frankfurt am Main

Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the following exhibit. This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG.

Exhibit 99.1: Press release, dated March 20, 2019, relating to the registrant’s delisting of its Agriculture, Base Metals, Commodity, Crude Oil and Equity Exchange Traded Notes from the NYSE Arca

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: March 20, 2019
	By:	/s/ Joseph C. Kopec
	Name:	Joseph C. Kopec
	Title:	Managing Director and Senior Counsel

By:	/s/ Gerard Neber
Name:	Gerard Neber
Title:	Director

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